Filed by Leucadia National Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                              Subject Company: WilTel Communications Group, Inc.
                                                   Commission File No. 000-50040


The Agreement and Plan of Merger among Leucadia National Corporation ("Leucadia"), Wrangler Acquisition Corp. and WilTel Communications Group, Inc., dated as of August 21, 2003, was filed by Leucadia under cover of Form 8-K today and is incorporated by reference into this filing.